Washington, D.C. 20549

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                                  Amendment to
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                        PHARMACY BUYING ASSOCIATION, INC.
                                (Name of Issuer)

                        PHARMACY BUYING ASSOCIATION, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                                   ----------

                                  Nick R. Smock
                      President and Chief Executive Officer
                        Pharmacy Buying Association, Inc.
                        1575 N. Universal Ave., Suite 100
                           Kansas City, Missouri 64112
                         Telephone Number (816) 245-5700

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       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   ----------

                                   Copies To:

                              Robert B. Keim, Esq.
                                 Kutak Rock LLP
                            Valencia Place, Suite 200
                               444 W. 47th Street
                           Kansas City, Missouri 64112
                                 (816) 960-0090

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above. Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.
|_|

Check the following box if the filing fee is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

               TRANSACTION VALUATION*        AMOUNT OF FILING FEE**
               ----------------------------------------------------
                    $5,210,000                       $1,042

* Transaction valuation based on the anticipated total value of all cash and securities to be paid or issued in the transaction.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $5,210,000 by 1/50 of 1%.

|X| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,042

Filing Party: Pharmacy Buying Association, Inc.

Form or Registration No.: Schedule 13E-3

Date Filed: March 13, 2004


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

                                  INTRODUCTION

      This Amendment to Schedule 13e-3 amends the Rule 13e-3 Transaction Statement (the "Statement") previously filed by Pharmacy Buying Association, Inc. ("PBA" or the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The purpose of this Amendment is to file a final amendment to the Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

      On March 29, 2004, the Company filed with the Securities and Exchange Commission (the "Commission") a definitive proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders to be held May 15, 2004 to approve and adopt amendments to the Company's Articles of Incorporation, as amended, to effect the following (collectively, the "Reorganization"):

      (a) the conversion of our Common Stock, $1.00 par value, into a newly-authorized class of non-voting Preferred Stock, $10.00 par value (the "Preferred Stock") at a ratio of five (5) shares of Common Stock for one (1) share of Preferred Stock (the "Conversion"), and to provide for a cash payment in lieu of the issuance of any fractional shares of Preferred Stock that would otherwise result from the Conversion, and

      (b) the authorization of a new class of common stock, par value $0.01 per share, designated "Membership Common," ownership of which will be incident to being a Member of the Company.

      The requisite majority of the Company's shareholders entitled to vote at the special meeting, held May 15, 2004, voted to approve a resolution authorizing the above amendments to the Company's Articles of Incorporation, as amended, in order to enable the Company to "go private" by terminating registration of our common stock under the Exchange Act. The Company filed the amendments with the Missouri Secretary of State to effect the Reorganization on May 19, 2004. The Reorganization has reduced the number of stockholders of the Company to less than 300, and the Company expects to file a Form 15 with the Commission terminating registration of our common stock under Rule 12g-(4)(a)(1)(i) of the Exchange Act as soon as practicable.


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

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                    PHARMACY BUYING ASSOCIATION, INC.


                                    By: /s/ Nick R. Smock
                                        --------------------------------
                                    Name:  Nick R. Smock
                                    Title: President and Chief Executive Officer
                                    Dated: May 19, 2004


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